Morria Biopharmaceuticals Plc

London Office

53 Davies street

Mayfair

London W1K 5JH

Tel: +44 (0)207 152 6341

Fax: +44 (0) 207 152 6342

Email: info@morria.com

Registered Address

Thames House

Portsmouth Road

Esher

Surrey

KT10 9AD

January 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin, Esq.

Re:	Morria Biopharmaceuticals PLC
Registration Statement on Form F-1
Filed December 3, 2012,
as amended on December 27, 2012 and January 22, 2013
File No. 333-185247

Dear Ms. Zukin:

With respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Morria Biopharmaceuticals PLC (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, February 1, 2013 at 11:00 a.m., or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Dov Elefant

Dov Elefant
Chief Financial Officer

Cc:	Mark Cohen, Executive Chairman
Jeffrey Schultz, Esq. 7994721v.1